Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 14 - 2010

May 18, 2010

FOR IMMEDIATE RELEASE

AURIZON ENTERS INTO AN OPTION AGREEMENT WITH
TYPHOON ON ITS FAYOLLE PROPERTY

Aurizon is pleased to announce an exploration joint venture with Typhoon Exploration Inc., (“Typhoon”) on the Fayolle Project located 10 kilometres north of Aurizon’s Joanna Project in Quebec.  The property comprises 39 mining claims 100% owned by Typhoon covering 1,373 hectares across the Porcupine-Destor Break, one of the most productive gold bearing structures of the Abitibi Belt.

The key terms of the joint venture option agreement include:

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Aurizon can earn a 50% interest in the project, subject to an underlying 2% net smelter royalty, by incurring expenditures of $10 million over four years, of which $3.5 million is a firm commitment to be spent within two years.

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Aurizon may earn an additional interest of 15%, for a total interest of 65%, by either delivering a feasibility study, or spending an additional $15 million on the project.

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ARZ will provide input on exploration programs and will become operator after the initial 50% interest has been earned.

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During the course of the initial four year term, Aurizon will have the right to subscribe for common shares of Typhoon of up to $500,000 on each anniversary of the option agreement, for a total investment of up to $2 million.  The first subscription will consist of 609,756 units (the “Units”) at a price of $0.82 per Unit with each Unit being comprised of one common share in the capital of the Company and one share purchase warrant (a “Warrant”).  Each Warrant will entitle Aurizon to purchase one additional common share of Typhoon at the price of $ 1.25 per share for a period of 18 months following the closing.  The securities issued under the offering will be subject to a four month hold period.  The remaining subscriptions will be based on a 15 day weighted average share price.  The first two subscriptions totalling $1 million are firm commitments and are required in order for Aurizon to earn the initial 50% interest in the Fayolle project.

Typhoon has explored the Fayolle project since 2003 and incurred approximately $10 million advancing the project.  The mineralized zones on the Fayolle deposit are distributed along a major shear corridor of approximately 2.5 kilometres long by 1 kilometre wide, marked by intensive carbonate alteration and local gold enrichment associated with finely disseminated pyrite.  The grade is highly variable inside the favourable corridor, from 0.1 grams per tonne anomalies to concentrations of up to 100 grams per tonne in individual drilling samples.  Down dip, the mineralization remains open at depth.

Aurizon Mines Ltd. - News release
Aurizon Enters Into an Option Agreement with
Typhoon On Its Fayolle Property

May 18, 2010

2

“Acquiring a resource on a major gold bearing structure that shows strong indicators for gold mineralization represents an excellent opportunity for additional discoveries.  Drilling efforts will be concentrated on two targets:  extend the known Fayolle deposit resource outline down dip; and generate and test other targets using already defined geological controls.  The exploration group is mobilized and ready to commence activities once all regulatory approvals are received.” said Mr. Martin Demers, Exploration Manager, Aurizon Mines Ltd.

Inferred mineral resources totalling 113,000 ounces of gold have been delineated to date down to 100 metres at Fayolle by Typhoon at a grade of 1.6 grams of gold per tonne using a cut off grade of 0.5 grams per tonne (Reference:  “Mineral Resources Evaluation of the Fayolle Gold Deposit 43-101 Technical Report” prepared for Typhoon Exploration Inc., dated February 21, 2007 available on SEDAR).  Higher grade intervals in the range of 10 to 40 grams per tonne over 3 to 30 metres have been encountered during previous drilling.

“We are pleased to enter into this agreement with Typhoon”, said David Hall, Aurizon’s C.E.O. “This is consistent with our strategy of exploring established geological trends, close to good infrastructure, and we look forward to the start of an extensive exploration program at Fayolle.”

Information of a scientific or technical nature was prepared under the supervision of Martin Demers, P. Geo., Exploration Manager of Aurizon and a Qualified Person under National Instrument 43-101.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
David P. Hall, President and C.E.O.	Roger Walsh, Vice President, Corporate Development
Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com
or

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2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media:  Lynn Butler : lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd. - News release
Aurizon Enters Into an Option Agreement with
Typhoon On Its Fayolle Property

May 18, 2010

3

FORWARD LOOKING STATEMENTS AND INFORMATION

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”). The forward-looking information contained in this report is made as of the date of this report. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to and the effects thereof, the timing and amount of estimated exploration expenditures, plans and budgets for and expected timing and results of exploration activities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable,  that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that  mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.